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                                        Filed by FirstCity Financial Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934.

                               Subject Company:  FirstCity Financial Corporation
                                                   Commission File No. 033-19694


On June 18, 2002, FirstCity Financial Corporation issued the following press release:

contact: Suzy W. Taylor
         (866) 652-1810

                FIRSTCITY FINANCIAL CONFIRMS THAT EXCHANGE OFFER
        WILL COMMENCE AFTER REGISTRATION STATEMENT IS DECLARED EFFECTIVE

         WACO, TEXAS, June 18, 2002 - FirstCity Financial Corporation
(Nasdaq: FCFC) today confirmed that its proposed exchange offer for its outstanding shares of New Preferred Stock has not commenced. FirstCity intends to commence the proposed exchange offer promptly after its registration statement with respect to the shares of its Common Stock to be issued in connection with the proposed exchange offer is declared effective by the Securities and Exchange Commission. The registration statement was filed with the Securities and Exchange Commission on June 11, 2002.

         Until the actual commencement of the proposed exchange offer as described above, any materials submitted by any holder of New Preferred Stock to the exchange agent pursuant to an attempt to tender its shares in connection with the proposed tender offer will be returned by the exchange agent to the stockholder.

         These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

         FirstCity has filed a tender offer statement and other related documents with the Securities and Exchange Commission. Upon the effectiveness of the registration statement and commencement of the exchange offer, copies of the exchange offer materials may be obtained from Suzy Taylor, toll free, at (866) 652-1810. HOLDERS OF NEW PREFERRED STOCK ARE STRONGLY ADVISED TO READ THESE DOCUMENTS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of these documents, when they are available, from FirstCity or at the SEC's website, www.sec.gov.

         Certain statements in this press release, which are not historical in fact, including, but not limited to, statements relating to the proposed exchange offer, the proposed recapitalization of FirstCity and future performance, may be deemed to be forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, performance or achievements, and may contain the words "expect", "intend", "plan", "estimate", "believe", "will be", "will continue", "will likely result", and similar expressions. Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. There are many important factors that could cause FirstCity's actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to,

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the performance of FirstCity's subsidiaries and affiliates; availability of portfolio assets; assumptions underlying portfolio asset performance, the degree to which the FirstCity is leveraged; FirstCity's continued need for financing; availability of FirstCity's credit facilities; the impact of certain covenants in loan agreements of FirstCity and its subsidiaries, general economic conditions; interest rate risk; changes (legislative and otherwise) in the asset securitization industry; fluctuation in residential and commercial real estate values; capital markets conditions, including the markets for asset-backed securities; risks of declining value of loans, collateral or assets; risks associated with foreign operations; currency exchange rate fluctuations and foreign social and economic conditions; the ability of FirstCity to utilize net operating loss carryforwards; uncertainties of any litigation arising from discontinued operations; factors more fully discussed and identified under Item
7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," risk factors and other risks identified in FirstCity's Annual Report on Form 10-K, filed with the SEC on April 1, 2002, as well as in FirstCity's other filings with the SEC, including the registration statement described above. Many of these factors are beyond FirstCity's control. In addition, it should be noted that past financial and operational performance of FirstCity is not necessarily indicative of future financial and operational performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements.

         The forward-looking statements in this release speak only as of the date of this release. FirstCity expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in FirstCity's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

         FirstCity is a diversified financial services company with operations dedicated to portfolio asset acquisition and resolution and consumer lending with offices in the U.S. and with affiliate organizations in France and Mexico. Its common (FCFC) and preferred (FCFCO) stocks are listed on the Nasdaq National Market System.


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